Contact

www.linkedin.com/in/kevin-parker-560386a4 (LinkedIn)

Kevin Parker

CEO Dutch Bros. Spokane, Chair of Whitworth Institute of Leadership, Owner, 5/2 Exec Consulting

Spokane, Washington, United States

Experience

Rodel Institute

Moderator - instructor

April 2023 - Present (1 year 2 months)

United States

Whitworth University

Whitworth Univerity

February 2010 - Present (14 years 4 months)

Dutch Bros Coffee

CEO Dutch Bros Spokane

May 2005 - Present (19 years 1 month)

Spokane, Washington, United States

United States Congress

Senior Advisor to a member of Congress

January 2016 - January 2018 (2 years 1 month)

Washington DC-Baltimore Area

Washington State House of Representatives

State Representative

January 2007 - January 2015 (8 years 1 month)

Olympia, Washington, United States

Gonzaga University School of Leadership Studies

Gonzaga University adjunct faculty

February 2011 - February 2014 (3 years 1 month)

Harvard Kennedy School

Harvard Facilitator

October 2013 - October 2013 (1 month)

Served under Marty Linsky in his Adaptive Leadership course as his Facilitator and Alumni in Residence.

Education

Gonzaga University School of Leadership Studies

Ph.D candidate (ABD) · (February 2018 - August 2024)

Aspen Institute Fellow

Fellow · (December 2010 - December 2012)

Harvard Kennedy School

Certificate, Organizational Leadership · (October 2005 - October 2005)

George Fox University

Master of Business Administration - MBA, Business Administration and Management, General · (September 2003 - May 2005)

Whitworth University

Polirical Science, Public Administration · (September 1992 - May 1996)